Filed Pursuant to Rule 433

Registration No. 333-180488

Term Sheet (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement CLN-3 dated April 4, 2012) October 24, 2012
Commodity-Linked Notes Linked to the Dow Jones-UBS Energy Total Return Sub-IndexSM, due December 3, 2013

Issuer:	Bank of America Corporation

Pricing Date:	October 24, 2012

Issue Date:	October 31, 2012

Stated Maturity Date:	December 3, 2013

Aggregate Principal Amount:	$3,500,000

Underlying Index:	The Dow Jones-UBS Energy Total Return Sub-IndexSM (Bloomberg symbol: “DJUBENTR”)

Starting Value:	TBD

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.25% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes — Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 3rd of each calendar month, commencing on December 3, 2012.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Plus 0 basis points

Initial Optional Redemption Date:	October 31, 2012

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	TBD

	Per Note	Total
Public Offering Price(1)	$100,000	$3,500,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$3,500,000

(1)	Plus accrued interest from October 31, 2012 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 31, 2012 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

ADDITIONAL TERMS

Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Commodity Hedging Disruption Event Redemption

In connection with the issuance of Notes to you, the following section will supersede and replace the section “Description of the Notes—Commodity Hedging Disruption Event Redemption” set forth on pages S-25 and S-26 of product supplement CLN-3, dated April 4, 2012.

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right, but not the obligation, to redeem the Notes (in whole, and not in part) by providing written notice of our election to redeem the Notes to the Trustee, as promptly as possible and in no event later than two London business days following the day on which the Commodity Hedging Disruption Event has occurred. The Trustee will give notice of that Commodity Hedging Disruption Event to the holders of the Notes in accordance with the Senior Indenture. Each notice will specify the Early Redemption Amount on the Commodity Redemption Date (as defined below) and include a brief description of the Commodity Hedging Disruption Event. If we redeem the Notes, we will pay the holders of the Notes, for each $1,000 in principal amount, the Early Redemption Amount on the Commodity Redemption Date.

For purposes of calculating the Early Redemption Amount payable on the Commodity Redemption Date, the Funding Amount will be an amount equal to accrued and unpaid interest, if any, to the Commodity Redemption Date, and the Valuation Date on which the Ending Value will be determined will be the second Index Business Day immediately succeeding the date we deliver notice to the Trustee for delivery to holders of the Notes of our election to redeem the Notes; provided that if a Market Disruption Event occurs on that Valuation Date, the Ending Value will be determined according to the Ending Value Market Disruption Calculation. See “—Market Disruption Events.” The Early Redemption Amount will be payable to holders of the Notes on the fifth business day following the Valuation Date (the “Commodity Redemption Date”).

A “Commodity Hedging Disruption Event” will occur if we, after using commercially reasonable efforts, are unable to either (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of all or any part of any transaction or asset we deem necessary to hedge the risk of performing our commodity-related obligations with respect to the Notes (including, without limitation, any commodity-related payments on the Notes), or (ii) realize, recover or remit the proceeds of any such transaction or asset; where such inability arises or results from the adoption of, or any change in, any law, regulation, rule or order applicable to us or our counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the pricing date.

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of product supplement CLN-3.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent:

(1) a material limitation, suspension, or disruption of trading in one or more Underlying Index components which results in a failure by the exchange on which each applicable Underlying Index component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for any Underlying Index component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

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(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Underlying Index component; or

(4) a suspension of trading in one or more Underlying Index components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time.

Starting Value Market Disruption Calculation

The following definition will supersede and replace the definition of “Starting Value Market Disruption Calculation” set forth on pages S-26 and S-27 of product supplement CLN-3.

If a Market Disruption Event occurs on the pricing date, the Calculation Agent will establish an initial level for the Underlying Index (the “Initial Underlying Index Value”) and the “Starting Value” for that Underlying Index using the following “Starting Value Market Disruption Calculation”:

(1)	With respect to each commodity or futures contract, the value of which is tracked by the Underlying Index and which is not affected by the Market Disruption Event (an “Unaffected Commodity Component”), both the Initial Underlying Index Value and the Starting Value will be based on the exchange published settlement price of such Unaffected Commodity Component on the pricing date.

(2)	With respect to each commodity or futures contract, the value of which is tracked by the Underlying Index and which is affected by a Market Disruption Event (an “Affected Commodity Component”):

a.	The Calculation Agent will establish the Initial Underlying Index Value on the pricing date based on (i) the above-referenced settlement price of each Unaffected Commodity Component and (ii) the last exchange published settlement price for each Affected Commodity Component on the pricing date.

b.	The Calculation Agent will adjust the Initial Underlying Index Value for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Commodity Component on the first Index Business Day following the pricing date on which no Market Disruption Event occurs with respect to such Affected Commodity Component. In the event that a Market Disruption Event occurs with respect to any Affected Commodity Component on the first, second, and third scheduled Index Business Day following the pricing date, the Calculation Agent (not later than the close of business in New York, New York on the third scheduled Index Business Day following the pricing date) will estimate the price of such Affected Commodity Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances.

c.	The final term sheet will set forth the Initial Underlying Index Value, a brief statement of the facts relating to the establishment of the Initial Underlying Index Value (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Underlying Index Value by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Underlying Index. The exchange on which a commodity or futures contract, the value of which is tracked by the Underlying Index, is traded for purposes of the above definition means the exchange used to value such contract for the calculation of the Underlying Index.

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THE UNDERLYING INDEX

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Dow Jones Trademark Holdings LLC (“Dow Jones”) and UBS AG (“UBS”). Dow Jones and UBS have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of Dow Jones and UBS discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-3 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Underlying Index is a sub-index of the Dow Jones-UBS Commodity Index Total ReturnSM (the “DJUBS”) and reflects the return on a fully-collateralized investment in the Dow Jones-UBS Energy Excess Return Sub-IndexSM (the “DJUBSEN”). The Underlying Index measures the performance of an investment in the energy-related commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the DJUBSEN with the returns on cash collateral invested in U.S. Treasury Bills. The Underlying Index is a proprietary index that was established on November 15, 2001 to provide a liquid and diversified benchmark for energy-related commodities investments. The Underlying Index is currently comprised of futures contracts on five energy-related physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The five energy-related commodities that currently comprise the Underlying Index (the “Index Commodities”) are: Brent crude oil, heating oil, natural gas, unleaded gasoline, and WTI crude oil.

The Underlying Index is calculated using the same methodology as the DJUBS but with reference only to the Index Commodities and to their respective weightings within the Underlying Index. The DJUBS is more fully described beginning on page S-30 of product supplement CLN-3 under “The Underlying Indices—Dow Jones-UBS Commodity IndexSM.”

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the product supplement, the prospectus supplement, and the prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

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